. 0116 7630

Singer N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles

02034158

82-34635

May 8, 2002

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 0 8 2002 164 WASH. D.C. SECTION

PROCESSED MAY 2 9 2002 THOMSON FINANCIAL

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir,

Re: SINGER N.V.
Exemption Number ~~82-5225~~

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Disclosure Statement and Report of the Company dated April 2002 together with the Interim Report of Foreign Private Issuer of Singer N.V. dated May 8, 2002.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

dw 5/31

Exemption No. 82-5225

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated May 8, 2002

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated May 8, 2002
2.	Notice to Singer N.V. Shareholders dated May 8, 2002

EXHIBIT NO. 1

EXEMPTION NO. 82-5225

FOR IMMEDIATE RELEASE
May 8, 2002

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES RESULTS FOR YEAR ENDING DECEMBER 31, 2001 AND FOR THE FOURTH QUARTER OF 2001

Results Show Continuing Profitability

May 8, 2002, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or "the Company") announced today its results for the year ending December 31, 2001 and for the fourth quarter of 2001.

2001 Year Results

For the year ending December 31, 2001, the Company reported consolidated revenues of $448.0 million. Revenues of Singer's 48% owned, non-consolidated affiliate in Thailand, which amounted to an additional $88.1 million for the year, are not included in this total. The Company's revenues include finance charges on consumer credit sales ("finance earnings") of $32.8 million, and royalty and license income ("royalty income") of $5.4 million for the year.

Gross profit for the year was $167.6 million, representing a gross margin of 37% on sales. Operating income for the year was $33.9 million, while EBIDTA (earnings before interest, taxes, depreciation and amortization) was $52.8 million. Singer's net income for the year was $9.1 million. Singer's net income applicable to common shareholders, after an accrued dividend on Preferred Shares of $1.1 million was $8.0 million for the year, equivalent to basic earnings of approximately $0.98 per Common Share.

Included in operating income and net income for the year is $5.3 million of expense relating to the amortization of intangible assets, primarily the Singer trademark. Effective January 1, 2002, the Company has adopted accounting standard, FASB 142, accounting for "Goodwill and Other Intangible Assets", pursuant to which Singer will no longer amortize the value of the trademark and most other intangible assets. This is expected to reduce amortization expenses by approximately $5.2 million per year, subject, however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value.

Singer's Retail operations, which include the provision of consumer credit, accounted for 68% of the Company's 2001 revenues (taking into account the revenues of the Company's non-consolidated affiliate in Thailand) and 55% of operating income before Corporate costs, eliminations and amortization of intangibles. Particularly strong contributors to this segment were the Retail businesses in Mexico, Thailand, Sri Lanka and Bangladesh.

The Company's Sewing business accounted for 32% of Singer's 2001 revenues and 45% of operating income. The Company's Sewing manufacturing and marketing operations in Brazil and Sewing marketing operations in the United States were especially strong contributors to this segment. The Company's consolidated results and the results for the Sewing segment in 2001 were negatively impacted by the on-going economic crisis in Turkey.

Shareholders' equity as at December 31, 2001, totaled $104.3 million compared with $98.7 million at 2000 year end. Included in the Company's assets at December 31, 2001 are $139.9 million in intangibles, of which $82.3 million is attributable to the worldwide value of the Singer trademark.

The report of the Company's independent auditors for the twelve months ending December 31, 2001 and for the three months ending December 31, 2000, includes a "going concern qualification". Continuation of the Company's business is dependent on its ability to achieve successful future operations and repay or refinance certain significant outstanding debt obligations in 2002 and 2003.

Due to the reorganization in bankruptcy, and the implementation of "Fresh Start Reporting" on emergence, financial statements of Singer's predecessor company for the period prior to September 2000 are not comparable to Singer's on-going results, and are not, therefore, presented or discussed herein.

2001 Fourth Quarter Results

For the fourth quarter of 2001, ending December 31, the Company reported consolidated revenues of $127.2 million, as compared with revenues of $129.4 million for the fourth quarter of 2000. Revenues of Singer's non-consolidated Thailand affiliate, amounting to $21.2 million and $21.5 million in the fourth quarter of 2001 and of 2000, respectively, are not included in these totals. The decline in revenues is largely attributed to the worldwide economic slowdown that began in the summer of 2001. The Company's revenues reflect the inclusion of finance earnings of $8.0 million and $7.9 million, and of royalty income of $1.6 million and $0.9 million, for the fourth quarter of 2001 and of 2000, respectively.

Gross profit amounted to $43.3 million and $51.0 million, in the fourth quarter of 2001 and of 2000, respectively, representing gross margins of 34% and 39% on sales. The decline in gross margin from 2000 to 2001 is primarily due to unfavorable inventory adjustments in Turkey and the write-down of industrial parts inventories in several operating units. Operating income for the 2001 and 2000 quarters was $10.3 million and $8.1 million, respectively, while EBIDTA was $14.6 million and $12.3 million, respectively. Contributing to the improvement in operating income and EBIDTA was the decline in selling and administrative ("S&A") expenses as a percentage of revenues, from 32% in the 2000 quarter to 25% in the 2001 quarter. The reduction in selling and administrative expenses was primarily due to the comprehensive S&A expense reduction effort that commenced in the summer of 2001.

The Company's net income for the fourth quarter of 2001 and 2000 was $4.0 million and $1.0 million, respectively. Expense relating to amortization of intangible assets totaled approximately $1.3 million in each of the quarters.

Singer's Retail operations accounted for 65% of Singer's fourth quarter revenues (taking into account the revenues of the Company's non-consolidated affiliate in Thailand) and 73% of operating income. Particularly strong contributors to this segment in the fourth quarter of 2001 were the Retail businesses in Mexico, Thailand, Sri Lanka and Bangladesh.

The Company's Sewing business accounted for 35% of the Company's fourth quarter revenues and 27% of operating income. Sewing manufacturing and marketing operations in Brazil and the Sewing

marketing operations in the United States were especially strong contributors to this segment. The Company's consolidated results and the results for the Sewing segment in the fourth quarter of 2001 continued to be negatively impacted by the economic crisis in Turkey.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ending December 31, 2001 and for the three months ending December 31, 2000, together with the Auditor's Report thereon; the 2001 Disclosure Statement and Report dated May 2002, and the prior Disclosure Statement and Report dated September 2001; and copies of all press releases since the conclusion of the Chapter 11 proceedings in September 2000; may be found at the Company's financial website, www.singernewsonline.com.

Continued Profitability

Mr. Stephen H. Goodman, Singer N.V.'s President and Chief Executive Officer noted, "We are very encouraged by the results for the fourth quarter and for the year ending December 31, 2001. The fourth quarter represents the fifth consecutive quarter of profitability since the conclusion of the Company's successful Chapter 11 emergence and reorganization in September 2000. Singer has returned to profitability following four years of very substantial losses at its predecessor company."

"The global economic slow down," he continued, "combined with the events of September 11 in the United States, had a negative impact on Singer's fourth quarter revenues and gross profit. The Company, however, was able to take the necessary action to minimize the downturn in revenues and otherwise mitigate the impact of these events by reducing S&A expense. In spite of on-going global economic and political uncertainties, we continue to have confidence that the consistent execution of our recovery plan, supplemented by continued control of expenses, along with new strategic initiatives, will result in continued profitability."

Share Distribution

On November 11, 2001, the Singer Creditor Trust made an initial distribution of the common shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company.

The Company's common shares are not currently listed on any U.S. or overseas security exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or any similar trading system, nor is such listing likely in the near future. Price quotations for the Company's common shares became available on the "Pink Sheet" quotation service under the symbol, "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Effective September 2000, as a result of the successful Chapter 11 reorganization, Singer became the parent of several operating companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of consumer credit services provided by the Company. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 28% (excluding China, the former Soviet Republics and Eastern European countries).

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the

Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and seeking and obtaining additional or replacement financing or successfully renegotiating with creditors under the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at 1 (917) 534-5373.

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND THE THREE MONTHS ENDED DECEMBER 31, 2001 AND 2000
(in thousands of US dollars)

	Year Ended December 31, 2001	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000
Revenues	$ 448,015	$ 127,151	$ 129,440
Cost of revenues	280,390	83,844	78,432
Gross profit	167,625	43,307	51,008
Selling and administrative expenses	128,457	31,730	41,677
Amortization of intangible assets	5,278	1,285	1,206
Operating income	33,890	10,292	8,125
Other income (expense):			
Interest expense	(25,977)	(6,239)	(7,561)
Equity in earnings from operating affiliates	1,736	24	439
Other, net	5,702	1,918	(156)
Total other income (expense)	(18,539)	(4,297)	(7,278)
Income before provision for income taxes and minority interest	15,351	5,995	847
Provision for income taxes	5,905	1,781	522
Minority interest share in losses (income) losses	(376)	(254)	688
Net income	9,070	3,960	1,013
Dividends on preferred shares	1,100	275	275
Net income applicable to common shares	$ 7,970	$ 3,685	$ 738
Supplementary information:			
EBITDA	$ 52,752	$ 14,585	$ 12,291

SINGER

May 8, 2002

TO SINGER N.V. SHAREHOLDERS

Dear Fellow Shareholders:

I am writing to inform you that the Singer N.V. 2001 Disclosure Statement and Report, including the Consolidated Financial Statements for the year ended December 31, 2001 and for the three months ended December 31, 2000, together with the Auditor's Report (the "Annual Report") is now available to shareholders.

As an expense-saving measure, we have elected not to reproduce and mail the Annual Report to each shareholder. Any shareholder desiring to receive a copy of the Annual Report should direct a request to Barbara Wybraniec at the Singer Corporation, 915 Broadway, 18th Floor, New York, 10010, by e-mail: bwybraniec@singerltd.com or by telephone: (917) 534-5373. The Annual Report and additional financial and other information about the Company may also be found at Singer's financial website, www.singernewsonline.com.

Singer's 2001 financial highlights include:

- Consolidated Revenues -- $448.0 million
- Gross Profit -- $167.6 million
- Operating Income -- $33.9 million
- Net Income -- $9.1
- Shareholders' Equity -- $104.3 million
- Basic Earnings per Common Share -- $0.98

I am very encouraged by our financial performance. Singer has been profitable in each of the five quarters since the conclusion of the Company's successful Chapter 11 emergence and reorganization in September 2000. This follows four years of very substantial losses at our predecessor company. In spite of global, economic and political uncertainties, I continue to have confidence that the consistent execution of our recovery plan, supplemented by continued control of expenses, along with new strategic initiatives, will result in continued profitability.

I thank you for your support.

Sincerely,

Stephen H. Goodman
Chairman, President &
Chief Executive Officer

SINGER N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles